# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CommScope Holding Company, Inc., CIK 0001517228
CUSIP: 20337X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3642 E. US Highway 70, Claremont, North Carolina (NC), 28610
Date of event which requires filing of this statement: 08/03/2025
Amends the filing with accession number 0001641172-25-002393
Filed by CIK 0001527166
Persons authorized to receive notices and communications: Jeffrey Ferguson, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, District Of Columbia (DC), 20004, (202) 729-5626

## Reporting persons
- The Carlyle Group Inc. (CIK 0001527166): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)
- Carlyle Holdings I GP Inc. (CIK 0001548626): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)
- Carlyle Holdings I GP Sub L.L.C. (CIK 0001548627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)
  Comment: (Limited Liability Company)
- Carlyle Holdings I L.P. (CIK 0001548628): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)
- CG Subsidiary Holdings L.L.C. (CIK 0001790577): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)
  Comment: (Limited Liability Company)
- TC Group, L.L.C. (CIK 0000933790): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)
  Comment: (Limited Liability Company)
- TC Group Sub L.P. (CIK 0001548639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)
- TC Group VII S1, L.L.C. (CIK 0001772672): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)
  Comment: (Limited Liability Company)
- TC Group VII S1, L.P. (CIK 0001772631): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)
- Carlyle Partners VII S1 Holdings, L.P. (CIK 0001772667): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,865,768; sole dispositive power 0; shared dispositive power 45,865,768; aggregate amount beneficially owned 45,865,768 (17.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CommScope Holding Company, Inc.
Address of issuer's principal executive offices: 3642 E. US Highway 70, Claremont, North Carolina (NC), 28610
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 11, 2019 (as amended to date, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of CommScope Holding Company, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

On June 30, 2025, Carlyle Partners VII acquired 17,107 shares of Series A Preferred Stock as a result of dividend payments from the Issuer on the Series A Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

Voting Agreement

On August 3, 2025, Amphenol Corporation entered into an agreement with the Issuer (the "Purchase Agreement") to purchase the Issuer's Connectivity and Cable Solutions reporting segment in exchange for approximately $10.5 billion in cash (the "Transaction"). In connection with the Purchase Agreement, Carlyle Partners VII entered into a voting and support agreement with Amphenol Corporation (the "Voting Agreement"), pursuant to which, Carlyle Partners VII agreed to, among other things, appear in person or by proxy at the Issuer's stockholder meeting, vote in favor of the adoption of the Purchase Agreement, vote against competing proposals, and not transfer any securities held or to be acquired until the termination of the Voting Agreement, except for certain Permitted Transfers (as defined in the Voting Agreement) subject to conditions set forth therein.

The Voting Agreement will terminate upon the earliest to occur of (i) the consummation of the Transaction, (ii) receipt of stockholder approval of the Transaction by the Issuer's stockholders, (iii) entry into or effectiveness of an amendment to the Purchase Agreement that adversely affects the Issuer or (iv) the termination of the Purchase Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference into this Item 5.

The amount of securities reported herein is based on 262,462,806 shares of Common Stock outstanding as of the date hereof, consisting of 216,597,038 shares of Common Stock outstanding as of April 21, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2025, and 45,865,768 shares of Common Stock underlying the Series A Preferred Stock held of record by Carlyle Partners VII.

Carlyle Partners VII is the record holder of 1,261,310 shares of Series A Preferred Stock, which are convertible into 45,865,768 shares of Common Stock, subject to adjustment as provided in the Certificate of Designations.

The Carlyle Group Inc., a publicly traded company listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of Carlyle Partners VII. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Carlyle Partners VII.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in Item 3 to this Amendment No. 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 6:

Item 4 above summarizes certain provisions of the Voting Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Voting and Support Agreement, dated August 3, 2025

## Signatures
- The Carlyle Group Inc.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Chief Financial Officer (08/05/2025)
- Carlyle Holdings I GP Inc.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (08/05/2025)
- Carlyle Holdings I GP Sub L.L.C.: By: Carlyle Holdings I GP Inc., its sole member, By: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (08/05/2025)
- Carlyle Holdings I L.P.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (08/05/2025)
- CG Subsidiary Holdings L.L.C.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (08/05/2025)
- TC Group, L.L.C.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (08/05/2025)
- TC Group Sub L.P.: By: TC Group, L.L.C., its general partner, By: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (08/05/2025)
- TC Group VII S1, L.L.C.: /s/ Jeremy W. Anderson, Jeremy W. Anderson, Vice President (08/05/2025)
- TC Group VII S1, L.P.: /s/ Jeremy W. Anderson, Jeremy W. Anderson, Vice President (08/05/2025)
- Carlyle Partners VII S1 Holdings, L.P.: By: TC Group VII S1, L.P., its general partner, By: /s/ Jeremy W. Anderson, Jeremy W. Anderson, Vice President (08/05/2025)